UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: September 29, 1999
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                         Phoenix Restaurant Group, Inc.
                         ------------------------------
                             Full Name of Registrant

                                DenAmerica Corp.
                            -------------------------
                            Former Name if Applicable

                      7373 N. Scottsdale Road, Suite D-120
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Scottsdale, Arizona 85253
                           -------------------------
                           City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     On October 6, 1999, the Company entered into an agreement to transfer the assets and liabilities related to 21 Denny's restaurants to one of the Company's directors and officers in exchange for common stock and warrants held by that person. The Company subsequently announced that it had retained CNL Advisory Services, Inc. to act as its agent in the disposition of its remaining Denny's restaurants. These transactions will have a material impact on the disclosures included in the Form 10-Q. Further, on October 15, 1999, the Company's Chief Financial Officer resigned, effective as of that date. As a result, the Company's Form 10-Q for the quarter ended September 29, 1999 cannot be prepared and filed within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Brian McAlpine                (480)            483-7055
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                 [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report a loss during the three-month and nine-month periods ended September 29, 1999 as a result of (a) a write-off of receivables and the accrual of future liabilities as a result of defaults by the buyers of certain restaurants that the Company sold during 1997 and 1998; (b) the accrual of future liabilities associated with 9 Black-eyed Pea restaurants closed during 1998 and 1999 and an additional 6 Black-eyed Pea restaurants that the Company anticipates it will close in future months; (c) the accrual of future liabilities associated with 13 Denny's restaurants closed in prior years; and (d) the reduction in the carrying value to market value of the assets related to the Company's remaining Denny's restaurants in anticipation of their sale by the Company in the future. The Company has not yet finalized the exact amounts that will be recorded for each of these events and, therefore, is unable to provide a reasonable estimate of these amounts as of the date of this report.

                         Phoenix Restaurant Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 1999                     By: /s/ Brian McAlpine
                                               ---------------------------------
                                               Brian McAlpine
                                               Acting Chief Financial Officer